Exhibit 99.6

Wipro Limited

Highlights for the Quarter ended June 30, 2021

REVENUE

$2.41B

Sequential Growth	QoQ Constant Currency	Operating Margin
12.2%	12.0%	18.8%

STRATEGIC MARKET UNITS MIX

AMERICAS 1	AMERICAS 2	EUROPE	APMEA
27.6%	30.5%	30.2%	11.7%

SECTOR MIX

Banking, Financial Services & Insurance	Consumer	Health	Energy, Natural Resources and Utilities	Technology	Manufacturing	Communication
33.4%	17.3%	11.9%	13.1%	12.2%	7.0%	5.1%

GLOBAL BUSINESS LINES MIX

60.1% iDEAS
Integrated Digital, Engineering & Application Services

39.9% iCORE
Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services

OUTLOOK

For quarter ended September 30, 2021

Revenue from our IT Services business to be in the range of **$2,535 million to $2,583 million***. This translates to a sequential growth of **5.0% to 7.0%**.

* Outlook is based on the following exchange rates: GBP/USD at 1.40, Euro/USD at 1.21, AUD/USD at 0.77, USD/INR at 73.79 and CAD/USD at 0.81

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
3.1%	12.1%	19.8%

TOTAL HEADCOUNT	209,890	ATTRITION VOL – TTM	15.5%
GROSS UTILIZATION	77.7%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	54.0%

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Wipro Limited

Results for the Quarter ended June 30, 2021

A IT Services

	FY 21 – 22	FY 20 – 21					FY 19 – 20
	Q1	FY	Q4	Q3	Q2	Q1	FY
IT Services Revenues ($Mn) Note 1	2,414.5	**8,136.5**	2,152.4	2,070.8	1,992.4	1,921.0	**8,252.8**
Sequential Growth Note 2	12.2%	**-1.4%**	3.9%	3.9%	3.7%	-7.3%	**2.7%**
Sequential Growth in Constant Currency Note 3	12.0%	**-2.3%**	3.0%	3.3%	2.0%	-7.5%	**4.1%**
Operating Margin % Note 4	18.8%	**20.3%**	21.0%	21.7%	19.2%	19.1%	**18.1%**
Strategic Market Units Mix							
Americas 1	27.6%	**29.4%**	29.2%	29.4%	29.7%	29.2%	**29.6%**
Americas 2	30.5%	**29.7%**	29.3%	29.1%	30.1%	30.3%	**30.6%**
Europe	30.2%	**27.3%**	28.4%	28.0%	26.1%	26.7%	**26.5%**
APMEA	11.7%	**13.6%**	13.1%	13.5%	14.1%	13.8%	**13.3%**
Sectors Mix							
Banking, Financial Services and Insurance	33.4%	**30.7%**	30.5%	30.5%	31.2%	30.7%	**31.1%**
Consumer	17.3%	**16.4%**	17.0%	16.4%	16.2%	15.9%	**16.3%**
Health	11.9%	**13.5%**	13.0%	13.9%	13.7%	13.5%	**13.2%**
Energy, Natural Resources and Utilities	13.1%	**13.1%**	13.2%	13.1%	12.9%	13.2%	**12.8%**
Technology	12.2%	**13.0%**	13.4%	12.6%	12.5%	13.5%	**12.8%**
Manufacturing	7.0%	**8.1%**	7.9%	8.3%	8.2%	8.1%	**8.1%**
Communications	5.1%	**5.2%**	5.0%	5.2%	5.3%	5.1%	**5.7%**
Global Business Lines Mix							
iDEAS	60.1%	**57.4%**	56.8%	57.3%	57.6%	58.0%	**58.3%**
iCORE	39.9%	**42.6%**	43.2%	42.7%	42.4%	42.0%	**41.7%**
Guidance ($Mn)	2,324-2,367	—	2,102-2,143	2,022-2,062	—	—	—
Guidance restated based on actual currency realized ($Mn)	2,328-2,371	—	2,121- 2,162	2,034-2,074	—	—	—
Revenues performance against guidance ($Mn)	2,414.5	—	2,152.4	2,070.8	—	—	—

Note 1: The revenue from prior period has been restated due to change in revenue segment policy. For details, please refer the segment notes in IFRS financials

Note 2: YoY growth rates for FY20 have been adjusted for the impact of divestments

Note 3: Constant currency (CC) revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 4: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

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	FY 21 – 22	FY 20 – 21					FY 19 – 20
	Q1	FY	Q4	Q3	Q2	Q1	FY
Customer size distribution (TTM)							
> $100Mn	13	**11**	11	10	11	13	**15**
> $75Mn	27	**27**	27	24	24	22	**22**
> $50Mn	42	**40**	40	38	39	39	**40**
> $20Mn	95	**93**	93	97	100	97	**96**
> $10Mn	176	**167**	167	168	166	163	**166**
> $5Mn	273	**257**	257	260	257	258	**260**
> $3Mn	361	**349**	349	341	342	348	**341**
> $1Mn	601	**566**	566	567	573	577	**574**
Revenue from Existing customers %	97.2%	**98.0%**	96.4%	97.4%	98.6%	99.7%	**98.1%**
Number of new customers	129	**280**	52	89	97	42	**240**
Total Number of active customers	1,229	**1,120**	1,120	1,136	1,089	1,004	**1,074**
Customer Concentration							
Top customer	3.1%	**3.1%**	3.1%	3.1%	3.2%	3.2%	**3.2%**
Top 5	12.1%	**12.1%**	12.2%	11.9%	12.0%	12.3%	**12.8%**
Top 10	19.8%	**19.5%**	19.5%	18.9%	19.6%	20.3%	**19.7%**
% of Revenue							
USD	58%	**61%**	60%	61%	62%	63%	**63%**
GBP	12%	**10%**	11%	10%	10%	10%	**10%**
EUR	10%	**8%**	8%	8%	8%	8%	**8%**
INR	4%	**5%**	5%	4%	5%	5%	**4%**
AUD	5%	**5%**	5%	5%	5%	5%	**5%**
CAD	4%	**3%**	3%	3%	2%	2%	**3%**
Others	7%	**8%**	8%	9%	8%	7%	**7%**
Closing Employee Count	209,890	**197,712**	197,712	190,308	185,243	181,804	**182,886**
Sales & Support Staff (IT Services)	16,689	**15,368**	15,368	14,838	14,806	14,567	**14,908**
Utilization (IT Services excl. DOP, Designit, Cellent, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore & Capco)							
Gross Utilization	77.7%	**75.7%**	76.7%	74.8%	76.4%	75.0%	**72.2%**
Net Utilization (Excluding Trainees)	86.8%	**85.9%**	86.0%	86.3%	86.9%	84.5%	**82.3%**
Attrition							
Voluntary TTM (IT Services excl. DOP)	15.5%	**12.1%**	12.1%	11.0%	11.0%	13.0%	**14.7%**
DOP % — Post Training Quarterly	8.0%	**6.3%**	7.4%	7.0%	6.1%	4.4%	**10.1%**

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B IT Services

(Excluding DOP, Designit, Cellent, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore & Capco)

Revenue from FPP	63.1%	62.0%	63.0%	62.7%	60.4%	61.8%	63.1%
Offshore Revenue — % of Services	54.0%	52.6%	54.5%	53.9%	51.9%	50.0%	48.9%

C Growth Metrics

for the Quarter ended June 30, 2021 Note 3

	Q1'22 Reported QoQ%	Q1'22 Reported YoY%	Q1'22 CC QoQ%	Q1'22 CC YoY%
IT Services	12.2%	25.7%	12.0%	21.3%
Strategic Market Units				
Americas 1	5.9%	18.8%	5.4%	18.0%
Americas 2	16.9%	26.7%	16.4%	24.0%
Europe	19.2%	42.0%	19.0%	32.5%
APMEA	0.4%	6.6%	1.3%	0.8%
Sectors				
Banking, Financial Services and Insurance	23.0%	37.0%	22.4%	31.3%
Consumer	14.1%	37.0%	14.1%	33.5%
Health	2.6%	10.3%	2.6%	8.9%
Energy, Natural Resources and Utilities	11.8%	24.8%	11.1%	16.4%
Technology	2.5%	13.8%	2.7%	12.3%
Manufacturing	-1.1%	8.3%	-1.1%	5.0%
Communications	12.4%	24.9%	12.8%	19.0%
Global Business Lines				
iDEAS	18.6%	30.3%	18.3%	25.3%
iCORE	3.8%	19.4%	3.7%	15.9%

D Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q1 FY21-22 (INR Mn)

Particulars	IT Services	IT Products	ISRE	Reconciling Items	Total
Cost of revenues	124,761	1,382	1,415	9	127,567
Selling and marketing expenses	12,953	26	34	4	13,017
General and administrative expenses	10,591	(44)	13	(30)	10,530
Total	**148,305**	**1,364**	**1,462**	**(17)**	**151,114**

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